EXHIBIT 99.1

CHANGE TO THE BOARD OF DIRECTORS

HAMILTON, Bermuda, Sept. 20, 2014 (GLOBE NEWSWIRE) -- Golar LNG Partners LP announces today that Kathrine Fredriksen has resigned from the Board of Directors.  The Board would like to thank Miss Fredriksen for her service and contribution to the growth of the Partnership over the last 17 months.

Hamilton, Bermuda
September 19, 2014

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

CONTACT: Stuart Buchanan
         Stuart.Buchanan@golar.com
         +442070637911

         Roger Swan
         roger.swan@golar.com
         +44 207 063 7913